Filed by Empire State Realty Trust, Inc.

and Empire State Realty OP, L.P.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies: Empire State Realty Trust, Inc.

Commission File No. for Registration Statement

on Form S-4: 333-179486

Empire State Realty OP, L.P.

Commission File No. for Registration Statement

on Form S-4: 333-179486-01

The following flyer was mailed to participants in each of Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C., and 250 West 57th St. Associates L.L.C. on February 13, 2013.

MALKIN HOLDINGS

PROPOSAL REGARDING

EMPIRE STATE REALTY TRUST

What Do You Get if You Vote “FOR”

Our Proposals and the Proposed Transaction is Approved?

The Wien and Malkin Family has created investments and served our investor family faithfully for more than 75 years. We believe a “Yes” Vote offers Better Advantages and Opportunities than the Status Quo:

STAY INVESTED with 100% TAX DEFERRAL by electing operating partnership units

Continue to RECEIVE DIVIDENDS

Greater potential for DISTRIBUTION INCREASES and CAPITAL APPRECIATION

LIQUIDITY through NEW YORK STOCK EXCHANGE listing More CONSISTENT QUARTERLY DISTRIBUTIONS

DIVERSIFICATION of assets

Better GROWTH OPPORTUNITIES

One-time DISTRIBUTIONS OF CASH RESERVES, REIMBURSEMENT OF TRANSACTION expenses, and class action SETTLEMENT FUNDS

MODERN GOVERNANCE structure

SIMPLIFIED TAX FILING

YOUR VOTE IS IMPORTANT!

CALL our agent MacKenzie Partners at 1-888-410-7850 or e-mail us at inquiries@malkinholdings.com with any question or for help in filling out your consent form(s).

VIEW the DVD which accompanied the package delivered to you with your consent form(s), and attend a conference call with Peter and Anthony Malkin.

VISIT our website at www.EmpireStateRealtyTrust.com, where new content is uploaded regularly, and register for a conference call with Peter and Anthony Malkin.

READ public filings with the SEC which were sent to you for facts to assist your decision.

What Do You Get With a

“NO” or “ABSTAIN” Vote?

If the status quo remains and the transaction does not proceed, we believe you will:

Continue to own an ILLIQUID interest

Receive INCONSISTENT and VOLATILE DISTRIBUTIONS

Significantly LIMIT YOUR ABILITY TO MONETIZE any part of your investments Remain subject to ARCHAIC OWNERSHIP STRUCTURE

Remain subject to the RISK OF DAMAGING DEADLOCKS from Helmsley Estate’s sale of its stakes

Be UNABLE TO FILE YOUR TAXES by April 15th

Experience RISK OF INCONSISTENT PERFORMANCE of single property

Have REDUCED GROWTH OPPORTUNITIES

We think the Status Quo is a False Choice that Limits the

Value of Your Important Investment and Risks Your Returns

We believe the proposals are fair and beneficial. We acknowledge in documents on file with the SEC that we have a fiduciary responsibility to our investors. We believe the transaction offers better advantages and opportunities than status quo. We Think the Choice for our Investors is Clear and Urge You Vote In Your Own Best Interest For Our Proposals.

There are material risks and conflicts of interest associated with the consolidation, which are described in the prospectus/consent solicitation statement. This letter contains forward-looking statements and actual results could materially differ from our expectations, as described in more detail in the prospectus/consent solicitation statement.

Investors are urged to review the Registration Statement on Form S-4, the prospectus/consent solicitation statement, which you have received, and other related documents now filed or to be filed with the SEC because they contain important information. You can obtain them, without charge, on the SEC’s website at www.sec.gov. You can also obtain, without charge, a copy of the prospectus/consent solicitation statement and the supplements relating to the individual entities by contacting Ned H. Cohen at 212 687-8700 at Malkin Holdings LLC.